Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

October 16, 2018

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

 (File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to comments of the SEC Staff (the “Staff”) received via a telephone call on August 27, 2018 regarding Post-Effective Amendment No. 203 to the Fund’s registration statement on Form N-1A, filed with the SEC on July 17, 2018 for the purpose of introducing a new series of the Fund, the Credit Series (the “Series”), which will offer Class W shares (the “Amendment”). Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment: Please define the term “Series” when first used.

Response: The requested change has been made.

2.	Comment: Please confirm that the fee table includes any expenses expected to be incurred by the Series in connection with short sales during the current fiscal year.

Response: The Series does not currently intend to engage in short sales as part of its principal investment strategies.

3.	Comment: Please confirm that the Advisor may not recoup previously waived fees and/or reimbursed expenses from the Series.

Response: Confirmed.

4.

Comment: Please confirm that the fees and expenses incurred indirectly by the Series as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01% of the average daily net assets of the Series during the current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” sub-caption to the fee table and disclose in the sub-caption the estimated fees and expenses to be incurred indirectly by the Series as a result of investment in shares of one or more acquired funds during the current fiscal year.

Response: The fees and expenses incurred indirectly by the Series as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01% of the average daily net assets of the Series during the current fiscal year.

5.	Comment: Please consider dividing the first paragraph of the “Principal Investment Strategies” section.

Response: The requested change has been made.

6.

Comment: Please confirm that the prospectus contains appropriate disclosure regarding any financial instruments with economic characteristics similar to credit-related instruments that are part of the Series’ principal investment strategies, and that the prospectus will be revised or supplemented to add appropriate disclosure regarding any such financial instruments that come to be part of the Series’ principal investment strategies.

Response: Confirmed.

7.	Comment: Please add appropriate disclosure regarding the market capitalizations of the issuers in which the Series will principally invest.

Response: No changes have been made in response to this comment. Because the Series will principally invest in fixed income securities, consideration of an issuer’s market capitalization is not part of the Series’ principal investment strategies.

8.	Comment: Please confirm that the prospectus contains appropriate disclosure regarding any fixed income securities that are part of the Series’ principal investment strategies.

Response: Confirmed.

9.	Comment: Please confirm that investments in contingent convertible securities are not part of the Series’ principal investment strategies, or, alternatively, add appropriate disclosure.

Response: The Fund confirms that investments in contingent convertible securities are not currently part of the Series’ principal investment strategies.

10.	Comment: Please define “credit-related instruments” in the “Principal Investment Strategies” section.

Response: The second sentence of the section identifies the instruments that will be considered “credit-related instruments” for purposes of the Series’ 80% investment policy. In light of the foregoing, the Fund believes that the prospectus includes appropriate disclosure with respect to this matter.

11.

Comment: Please confirm that the prospectus contains appropriate disclosure regarding the investments that are part of the Series’ principal investment strategies that will be counted toward the Series 80% investment policy, and that the Fund will provide shareholders with notice in accordance with Rule 35d-1 under the 1940 Act of any change in the types of investments that will be counted toward the Series’ 80% investment policy.

Response: The Fund confirms that the prospectus contains appropriate disclosure regarding the investments that are part of the Series’ principal investment strategies that will be counted toward the Series’ 80% investment policy. The Fund confirms that it will provide shareholders with notice in accordance with Rule 35d-1 of a change to its 80% investment policy as required by Rule 35d-1.

12.

Comment: Please confirm that the disclosure under the “Credit Quality” heading in the “Principal Investment Strategies” section applies to each of the fixed income securities in which the Series will principally invest.

Response: Confirmed.

13.	Comment: Please confirm that investments in below-investment-grade securities are not part of the Series’ principal investment strategies, or, alternatively, add appropriate disclosure.

Response: The Fund confirms that investments in below-investment-grade securities are not currently part of the Series’ principal investment strategies.

14.	Comment: Please specify the foreign entities in which the Series will principally invest.

Response: The requested change has been made.

15.

Comment: Please specify the issuers and the underlying instruments of the mortgage- and asset-backed securities in which the Series will principally invest, and remove “generally” and “etc.” from the mortgage- and asset-backed securities paragraph in the “Principal Investment Strategies” section.

Response: The requested changes have been made.

16.

Comment: Please confirm that the prospectus contains appropriate disclosure regarding any sector to which large portions of the Series’ portfolio are expected to be allocated as part of the Series’ principal investment strategies.

Response: The Fund confirms that there are no sectors to which large portions of the Series’ portfolio are currently expected to be allocated as part of the Series’ principal investment strategies.

17.	Comment: Under the “Credit Quality” heading in the “Principal Investment Strategies” section, please replace “typically” with “principally.”

Response: The requested change has been made.

18.	Comment: In the “Principal Investment Strategies” section, please disclose the Fund’s policy with respect to a security purchased by the Series that is downgraded below investment grade.

Response: The requested change has been made.

19.	Comment: Please add the risks of lower-rated investment grade securities to the summary section, and disclose that such securities are speculative.

Response: The risks of lower-rated investment grade securities have been added to the summary section. The Fund respectfully declines to disclose that such securities are speculative, however, because it does not consider investment grade securities to be speculative. The prospectus states that these securities carry more risk than investment grade securities with the highest ratings.

20.	Comment: Please add portfolio turnover risk as a principal risk of the Series.

Response: The requested change has been made.

21.	Comment: Please confirm that the reference to a 10 year duration under the “Maturity and Portfolio Duration” heading in the “Principal Investment Strategies” section is for illustrative purposes only.

Response: Confirmed.

22.	Comment: In the summary section, please add separate paragraphs for interest rate risk, foreign securities risk, and currency risk.

Response: No changes have been made in response to this comment. The Fund believes that interest rate risk is appropriately addressed in the “Market risk” paragraph, and that foreign securities risk is appropriately addressed in the “Foreign securities risk” paragraph. Because the Series invests principally in U.S. dollar denominated securities, the Fund does not believe that currency risk is a principal risk of the Series.

23.	Comment: Please add prepayment risk and extension risk to the summary section.

Response: The requested change has been made.

24.	Comment: Please consider adding disclosure about the risks associated with Puerto Rico debt. See IM Guidance Update No. 2016-02 (March 2016).

Response: The Fund does not believe that the risks associated with Puerto Rico debt are currently principal risks of the Series.

25.

Comment: Please confirm that the principal investment strategies and principal risks disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risks disclosure provided in response to Item 9 of Form N-1A.

Response: Confirmed.

26.

Comment: In the “Risks of lower-rated investment grade securities” paragraph in the “More Information About the Series’ Principal Investment Strategies and Principal Risks” section, please clarify that the Series will not necessarily sell a security that is downgraded below investment grade after purchase.

Response: No changes have been made in response to this comment. The Fund believes that the paragraph appropriately discloses that the Series will not necessarily sell a security that is downgraded below investment grade after purchase.

27.

Comment: Please explain why the first sentence in the “Discretionary Investment Accounts” section does not indicate that the Series is offered to other funds managed by the Advisor, in addition to discretionary investment accounts managed by the Advisor.

Response: The sentence does not indicate that the Series is offered to other funds managed by the Advisor because the section relates solely to discretionary investment accounts managed by the Advisor.

28.	Comment: In the “Principal Risks” sections, please disclose the risks associated with the Advisor and its affiliates using the Series within discretionary investment accounts.

Response: No changes have been made in response to this comment. The Fund believes that the principal risks associated with the Advisor and its affiliates using the Series within discretionary investment accounts are appropriately addressed in the “Large redemption risk” paragraphs in the sections.

29.	Comment: Please confirm that the disclosure in the first paragraph in the “How to Redeem Shares” section is consistent with Section 22(e) of the 1940 Act.

Response: Confirmed.

30.

Comment: Please consider disclosing in the “In-Kind Purchases and Redemptions” section whether in-kind redemptions will be pro-rata slices of the Series’ portfolio, individual securities from the Series’ portfolio, or representative baskets of securities from the Series’ portfolio.

Response: The Fund believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Fund does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, such disclosure may not be beneficial to shareholders because whether a particular in-kind redemption will be facilitated by the Series through a pro-rata slice of the Series’ portfolio, individual securities from the Series’ portfolio, or representative baskets of securities from the Series’ portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Fund respectfully declines to add additional disclosure at this time.

Comments on the Statement of Additional Information

31.

Comment: Please clarify whether the investment strategies, including the “Other Investment Policies,” described in the “Investment Policies and Risks” section of the SAI are principal or non-principal investment strategies.

Response: The introduction to the section states that “[t]he following discussion provides additional information about those principal investment strategies and related risks, as well as information about non-principal investment strategies (and related risks) that the Series may utilize. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the Series’ prospectus, is considered by the Series to be a non-principal strategy (or related risk).” In light of the foregoing, the Fund believes that the Statement of Additional Information includes appropriate disclosure with respect to this matter.

32.	Comment: Please disclose that the Series will consider the concentration policies of investment companies in which it invests in determining compliance with its concentration policy.

Response: The Fund respectfully declines to make the requested change because it is not aware of any formal guidance from the SEC or the Staff that requires a fund to consider the concentration policies of investment companies in which it invests in determining compliance with its concentration policy.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams

Amy J. Williams

Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission

    Timothy Levin, Morgan, Lewis & Bockius LLP

    Sarah Turner, Manning & Napier Advisors, LLC